EXHIBIT 99.T3A.27

ARTICLES OF INCORPORATION
OF
TCBY OF QATAR, INC.

The undersigned, an actual person over the age of twenty-one (21) years, hereby adopts the following Articles of Incorporation in order to form a corporation for the purpose hereinafter stated, under and pursuant to the Arkansas Business Corporation Act.

FIRST:                The name of the corporation is TCBY of Qatar, Inc.

SECOND:          The period of duration of the corporation is perpetual.

THIRD:               The corporation is organized for the following purposes:

(A)          To own and operate retail stores specializing in frozen dessert and related products.

(B)          To acquire, own, hold, manage and control real and personal property of every kind, and to sell and convey, mortgage, pledge, lease or otherwise dispose of such property or any part thereof.

(C)         To license and franchise TCBY products, services, and stores in various foreign countries, including Qatar.

(D)          To do all acts permissible under the Arkansas Business Corporation Act, as amended from time to time.

FOURTH:          The aggregate number of shares for which the corporation shall have authority to issue is 1000 shares of common stock with a par value of One Dollar ($1.00) per share.

FIFTH:                The stockholders shall have the pre-emptive right to acquire additional or treasury shares of the corporation.

SIXTH:               Provisions for the regulation of the internal affairs of the corporation shall be set forth in the by-laws.

SEVENTH:        The address of the initial registered office of the corporation is 1100 TCBY Tower, 425 West Capitol Avenue, Little Rock, Arkansas 72201, and the name of its initial registered agent at such address is William P. Creasman.

DATED this 10th day of September, 1992.

/s/ Steve A. Barry
Steve A. Barry, Incorporator